FOR IMMEDIATE RELEASE

Replicel and Shiseido Announce Collaboration and Technology Transfer Framework Agreement and Exclusive Geographic Technology License

Tokyo, Japan and Vancouver, Canada – May 29, 2013 - RepliCel Life Sciences Inc. (the “Company” or “RepliCel”) (OTCBB: REPCF) (CNSX:RP) and Shiseido Company, Limited (“Shiseido”) (Tokyo Stock Exchange Code: 4911) (ADR Receipts: SSDOY) announced today that they have entered into a Collaboration and Technology Development Transfer Framework Agreement (“the Agreement”) for an exclusive geographic license for RepliCel’s RCH-01 hair regeneration technology.  Under the final agreement, Shiseido will pay RepliCel an upfront fee of ¥400,000,000.  In addition, Shiseido will pay RepliCel sales milestones up to ¥3,000,000,000.  Replicel is also entitled to royalties on sales.

David Hall, CEO and President of RepliCel states, “Shiseido is one of the oldest and most respected cosmetics companies in the world with annual sales in excess of US$6.7 billion.  Since its inception in 1872, they have stood at the forefront of science, innovation and beauty. They are known throughout the industry for their research and development in skin and hair biology as well as expertise in formulation and manufacturing.  This Agreement for our RCH-01 autologous cell therapy for pattern baldness is consistent with our goal to partner with the leading companies in the field of hair regeneration.  The Agreement also represents a key validation of our technology platform being built around the concept of addressing cellular deficits in human conditions.”

“Shiseido’s corporate mission is a research driven focus on human beauty and wellness,” stated Mr. Youchi Shimatani, Shiseido’s corporate officer in charge of research and development.  “Our hair cell related research is to support those people suffering with pattern baldness.  With this focus, I am delighted to be entering into a technical partnership with RepliCel which is a leader in hair regenerative technology,” concluded Mr. Shimatani.

Professor Rolf Hoffmann, RepliCel’s Chief Medical Officer commented, “The Agreement will ultimately see further human clinical trials being conducted by Shiseido in its territory.  In addition, the Agreement anticipates ongoing research collaboration for the continued improvement of the technology.  As Shiseido has world-class technical expertise in hair biology, we anticipate that together we will develop further improvements to the technology.  As a co-founder of the Company, I am extremely pleased to be partnering with a leader in hair science.”

RCH-01 is a patented hair follicle cell replication and implantation technology designed to rejuvenate damaged, miniaturized hair follicles in balding scalp skin. This technology has been developed over ten years of research, experimentation and trials. The mechanics of this technology involve the extraction of as few as 20 hair follicles from the back of a patient’s scalp where healthy cycling hair follicles reside.  Specific cells are isolated from the hair follicles and are then replicated in a current Good Manufacturing Practice compliant facility through the Company’s proprietary cellular replication process, and are then reintroduced back into balding areas on a patient’s scalp. The implanted cells are expected to rejuvenate damaged hair follicles leading to the growth of new healthy hair fibers.

“The Shiseido agreement represents another significant step in the development of RCH-01”, stated Dr. Kevin McElwee, Chief Scientific Officer.  “We are excited to be collaborating with such a skilled group of scientists.”

The Agreement encompasses a geographic area including Japan, China, South Korea, Taiwan and the ASEAN countries representing a population of approximately 2.1 Billion people.  Joint steering committees will be established to oversee the transfer of the technology, knowhow and standard operating procedures.

About RepliCel Life Sciences
The Company is developing two autologous cell therapies.  The first is a cellular treatment for androgenetic alopecia (pattern baldness) named RepliCel Hair-01 (RCH-01).  The second is a cell therapy for the treatment of chronic tendon injuries named RepliCel Tendon-01 (RCT-01).  Both treatments are based on RepliCel’s innovative technology which utilizes cells isolated from a patient’s own healthy hair follicles to address specific cellular deficits. Phase II clinical trials, for both technologies, are planned for the later part of 2013.

About Shiseido Company, Limited
Shiseido started business in Ginza, Tokyo in 1872 as the first Western-style pharmacy in Japan. Since then, the company has led the cosmetic technology and culture in Japan over more than 100 years. The company now aspires to become a “global player to represent Asia with origins in Japan” and operate businesses all over the world, including Europe, the U.S. and Asia. Its representative global brand, “SHISEIDO” is now sold in 89 countries and regions as of April 2013.

For more information please contact:
RepliCel Life Sciences Inc.
Tammey George, Director of Communications
Tel: 604-248-8696
tg@replicel.com
www.replicel.com

Shiseido Company, Limited
Public Relations Department
Tatsuyoshi Endo
Tel: +81-3-6218-5200
tatsuyoshi.endo@to.shiseido.co.jp
www.shiseido.com

Notice Regarding Forward Looking Statements
This press release contains projections and forward-looking statements, as that term is defined under applicable securities laws.  Statements in this press release, which are not purely historical, are forward-looking statements and include the following: (i) that the Company and Shiseido will enter into a definitive license agreement for an exclusive geographic license for RepliCel’s RCH-01 hair regeneration technology and receive the payments set out above; (2) that the Company will partner with the leading companies in the field of hair regeneration, including Shiseido; (3) that the Company will ultimately see further human clinical trials being conducted; (4) that ongoing research collaboration will be conducted by the Company and Shiseido for the continued improvement of the technology; (5) that the Company and Shiseido will develop further improvements to the technology; (6) that the Company’s technology will rejuvenate damaged hair follicles leading to the growth of new healthy hair fibers; and (7) Phase II clinical trials, for both the hair technology and the tendon technology, will be conducted in the later part of 2013.  These statements are only predictions and involve known and unknown risks which may cause actual results and the Company’s plans and objectives to differ materially from those expressed in the forward-looking information, including: that the Company and Shiseido may not be able to negotiate and enter into a definitive license agreement pursuant to which the Company will license to Shiseido an exclusive geographic license for RepliCel’s RCH-01 hair regeneration technology; that the Company and Shiseido may not be able to agree on the research and development to be conducted in connection with the Company’s technology; that negative results from the Company’s clinical trials may impact further trials and development of the technology; the effects of government regulation on the Company’s business, including the future development of the technology; risks associated with the Company’s ability to obtain and protect rights to its intellectual property; risks and uncertainties associated with the Company’s ability to raise additional capital; and other factors beyond the Company’s control. Although the Company believes that the expectations reflected in the forward-looking statements are reasonable, it cannot guarantee future results, levels of activity or performance. Further, any forward-looking statement speaks only as of the date on which such statement is made, and, except as required by applicable law, the Company undertakes no obligation to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for management to predict all of such factors and to assess in advance the impact of such factors on the Company’s business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statement. Readers should consult all of the information set forth herein and should also refer to the risk factor disclosure outlined in the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2012 and other periodic reports filed from time-to-time with the Securities and Exchange Commission on Edgar at www.sec.gov and with the British Columbia Securities Commission on Sedar at www.sedar.com.